FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2014 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On July 16, 2014, the registrant, Announces Second Quarter of 2014
Financial Results Release and Conference Call

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 16, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

 TowerJazz Announces Second Quarter of 2014
Financial Results Release and Conference Call

Migdal Haemek, Israel – July 16, 2014 - TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, will hold a conference call to discuss its second quarter of 2014 financial results, third quarter 2014 guidance and its business outlook on Monday, August 04, 2014, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 17:00 Israel Time). TowerJazz will issue the second quarter 2014 earnings release earlier in the day, on Monday, August 04, 2014.

This call will be webcast and can be accessed through the Investor Relations section on TowerJazz’s website at ir.towerjazz.com, or can also be accessed in the U.S. and in Israel by calling a domestic number:

1-888-668-9141	(U.S. Toll-Free)
03-918-0609	(Israel)
+972-3-918-0609	(International)

Following the live event, an archived version of the webcast will be available on the TowerJazz website.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

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Contact Information:
TowerJazz	CCG Investor Relations
Noit Levi, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 2 563 6521 (Israel)
noit.levi@towerjazz.com	towerjazz@gkir.com